Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1, as amended by this Pre-Effective Amendment No. 1 on Form S-1/A, relating to the rights offering by Carroll Bancorp, Inc. of our report dated March 8, 2013, relating to the consolidated statements of financial condition of Carroll Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2012, which appears in Carroll Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012.

/s/ Stegman & Company

Baltimore, Maryland

December 24, 2013